Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2021
With Report of Independent Registered Public Accounting Firm
(SEC I.D. No. 8-50140)

FILED as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50140

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Loop Capital Markets

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 W. Jackson Blvd. Suite 1901
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Reynolds	312-913-4900	jim.reynolds@loopcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _James Reynolds_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Loop Capital Markets LLC_____, as of _December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
WANDA D WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
COOK COUNTY
MY COMMISSION EXPIRES 08/03/2025

Wanda D. White
Notary Public

Signature:

Title:
Chairman & CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member and the Board of Managers
Loop Capital Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Loop Capital Market LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 24, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	22,091,878
Cash segregated in compliance for regulatory purposes		52,449
Deposit with clearing broker		1,000,000
Financial instruments owned, at fair value		13,596,392
Receivable from clearing brokers, net		65,484,488
Investment banking receivables		10,026,681
Fees, general and commissions receivable		1,499,876
Due from affiliates		2,431,225
Private investments, at fair value		6,941,512
Operating lease right-of-use assets		3,547,596
Fixed assets, net		482,183
Other assets		1,853,750
Total assets	$	129,008,030

Liabilities and Member's Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	6,256,738
Due to affiliate		2,014,000
Operating lease liabilities		4,141,261
Compensation payable		17,898,596
Accounts payable, accrued expenses and other liabilities		8,147,370
Total liabilities		38,457,965
Member's equity		90,550,065
Total liabilities and member's equity	$	129,008,030

1. Organization and Nature of Business

Loop Capital Markets LLC (the Company), a Delaware single member limited liability corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA serves as the Company's Designated Examining Authority. The Company is a wholly-owned subsidiary of Loop Capital, LLC (the Parent).

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, equity research, financial advisory and mergers and acquisition services for institutional customers. The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis. The Company does participate in various commission recapture programs in which customer funds are held for subsequent payment pursuant to the customer agreements in place. These customer funds are held in a "Special Account for the Exclusive Benefit of Customers". As such, the Company is operating under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and contemplated by Footnote 74 of the SEC Release No. 34-70073, and accordingly, is exempt from the remaining provisions of the Rule.

On June 17, 2021, the partners of the Company exchanged their equity interest in the Company in exchange for equity interest in the Parent, see Note 5 for further details. At that date, the Company changed its status to a single member disregarded entity.

On December 17, 2021, the Company was approved as a member of the National Futures Association (NFA) and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing futures broker subject to their regulations.

2. Summary of Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Cash Segregated in Compliance for Regulatory Purposes

At December 31, 2021, $52,449 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. During the year ended December 31, 2021, the Company did not maintain possession or control of customer cash or securities.

Deposit with Clearing Broker

Deposit with clearing broker represents amounts held in conjunction with the Company's agreements with its clearing broker. As of December 31, 2021, the Company had a deposit of $1,000,000.

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to Clearing Brokers, net

Receivables and payables related to trades pending settlement are netted in due to/from clearing broker in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements. At December 31, 2021, the Company had $65,484,488 due from its clearing broker, which consisted of cash, interest, dividends, fees earned on unsettled trades, and unrealized gain/loss on open exchange traded futures.

Investment Banking Receivables

Investment banking receivables includes amounts due for sole, senior managed, co-managed, selling group transactions and financial advisory fees.

Financial Instruments Owned and Sold, at Fair Value

Financial instruments owned and sold, not yet purchased, if any, may consist of equity and debt securities. They are reported in the statement of financial condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Financial instruments sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Fair Value of Financial Instruments

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government and government agency securities, and most state, municipal and corporate obligations.

Level 3: Valuations are based on valuation techniques that reflect the Company's best estimate of fair value it believes market participants would use in pricing the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by Accounting Standards Codification (ASC) Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

2. Summary of Significant Accounting Policies (continued)

Private Investments, at Fair Value

The Company's private investments include a structured note, convertible notes/preferred shares, privately held equity, and Special Purpose Acquisition Corporations (SPACs) equities with limited trading. Private investments are accounted for at fair value, as required by guidance. As these instruments do not have readily determinable fair values, they are instead valued using the net asset methodology, the income approach, or the market approach.

Allowance for Expected Credit Losses

The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivable from clearing brokers, net, and investment banking receivables as impacted by ASC 326. Also impacted by the guidance were employee advances included in other assets, due from members included in due from affiliates, and the following included in fees, general and commissions receivable: general accounts receivable, commission receivable and LCM Advisory.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The expected credit loss is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts.

The Company's receivables from clearing brokers, net, includes deposits of cash with exchange clearing organizations to meet amounts due from clearing organizations for daily futures variation settlements, receivables and payables for fees and commissions, and receivables arising from unsettled transactions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally no allowance for credit losses is held against these receivables.

The Company's accounts receivable related to investment banking, which accounts for the majority of the Company's receivables, had defined payment terms and based on the regulated guidelines, the risk of non-payment is low. As such, the Company did not recognize an allowance for credit loss. Furthermore, the concentration of risk on the Company accounts receivable is also mitigated by the large number of entities with investment grade credit rating comprising the Company's customer base. Therefore, as of December 31, 2021, the Company has not recorded a credit loss for these financial assets.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses that include investment banking expenses, accounts payable and employee benefits.

2. Summary of Significant Accounting Policies (continued)

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses and commissions. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to the Company's business, and the Company's performance.

Fixed Assets

Fixed assets include furniture, equipment and artwork. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Artwork is recorded and held at cost.

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. As of December 31, 2021, the Company did not have an impairment of long-lived assets.

Principles for Consolidation

The Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by the Financial Accounting Standards Board (FASB). A variable interest entity (VIE) is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the VIE. When a VIE is not consolidated, the Company uses either the equity method or the cost method to account for the investment. Under the equity method, the carrying value is generally the Company's share of the net asset value of the unconsolidated entity, and changes in the Company's share of the net asset value are recorded in other income. The Company's variable interests in VIEs include privately-held equity and structured note investments. The Company has determined that those investments are nonconsolidated VIEs and recorded the investments within Private Investments on the statement of financial condition. The maximum exposure to loss often differs from the carrying value of the variable interests as the maximum exposure to loss is dependent on the nature of the variable interests. The Company's maximum exposure cannot be quantified but would be limited to the investment amount and the notional amounts of certain commitments and guarantees. See Note 3 for fair value considerations over the structured note and the privately held equity.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company leases office space in various locations under non-cancelable operating leases that expire during various times through January 2027. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

On June 17, 2021, the Company reorganized to a single member limited liability company and, as such, is treated as a disregarded entity for federal, state and local income tax purposes. The Company's income is included in the tax returns of the Parent.

Prior to the reorganization, the Company was a limited liability company that elected to be treated as a partnership. Consequently, taxable income or loss was allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company files tax returns with the U.S. Internal Revenue Service and various states, as required. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2018.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more likely than not threshold. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

3. Fair Value of Financial Instruments

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Equities - Equities are U.S. exchange listed equities with values based on quoted market prices in active markets for identical assets are classified within Level 1 of the fair value hierarchy. Restricted equities for which trading activity may not be readily visible are stated at fair value and classified within Level 2 of the fair value hierarchy. The estimated fair value assigned by management is determined based on quotations provided by published pricing services.

Municipal bonds - Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in, Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. government securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 2 of the fair value hierarchy.

3. Fair Value of Financial Instruments (continued)

Derivative contracts - Derivative contracts are exchange-traded derivatives, such as futures contracts, that are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. Fair values for futures contracts are based on quoted market prices. These instruments are recorded at fair value based on industry standard pricing services.

Private investments - Private investments include a structured note, convertible notes/preferred shares, privately held equity, and Special Purpose Acquisition Corporations (SPACs) equities with limited trading. These instruments do not have readily determinable fair values and are classified as Level 3 hierarchy.

Privately held equity is valued using the net asset methodology. The structured note is valued using the income approach. Privately held early stage debt and convertible preferred shares debt are valued using the market approach. The approach takes into consideration cost, the account terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued similar securities, the financial condition and operating results of the issuer, earnings trends, and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The SPAC equities are valued using the market approach using the listed price with consideration for any discount due to the life cycle of the deal.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Description	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned:				
Equities	$ 1,247,778	$ 979,415	$ -	$ 2,227,193
Municipal bonds	-	5,479,667	-	5,479,667
Corporate bonds	-	2,765,158	-	2,765,158
Government securities	-	3,124,374	-	3,124,374
Private Investments:				
Structured note	-	-	1,993,150	1,993,150
Convertible notes	-	-	2,025,002	2,025,002
Privately held equity	-	-	1,180,360	1,180,360
Preferred shares	-	-	971,000	971,000
SPAC equities	-	-	772,000	772,000
	$ 1,247,778	$ 12,348,614	$ 6,941,512	$ 20,537,904
Liabilities				
Financial Instruments sold, not yet purchased:				
Corporate bonds	$ -	$ 2,502,285	$ -	$ 2,502,285
Government securities	-	3,754,453	-	3,754,453
	$ -	$ 6,256,738	$ -	$ 6,256,738

3. Fair Value of Financial Instruments (continued)

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs, and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weights may be applied to industry standard models representing standard valuation metrics such as market multiples, comparative transactions, and changes in the market environment for similar investments. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements.

The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between the Company's Levels 1, 2 and 3 classified instruments during the year ended December 31, 2021, except as noted in the table below.

The following table summarizes information about the significant unobservable inputs and ranges used in the fair value measurement of the Company's Level 3 financial instruments as of December 31, 2021:

	Fair Value at December 31, 2021	Valuation Techniques	Significant Unobservable Input	Range	Weighted Average [1]
Structured note	$ 1,993,150	Income approach	Discount Rate	14.7%	14.7%
Convertible notes	2,025,002	Market approach	Comparative Multiples	11x - 14x	12.5x
Privately held equity	1,180,360	Net asset methodology	Transaction Price	N/A	N/A
Preferred shares	971,000	Market approach	Transaction Price	$0.43 - $5.90	$0.57
SPAC equities	772,000	Market approach with discount	Probability of Deal Consummation	60% - 90%	76%
Total Level 3	$ 6,941,512				

[1] Unobservable inputs were weighted by the relative fair value of the financial instruments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended December 31, 2021:

	Beginning Balance	Realized/ Unrealized gains/ losses	Purchases	Sales	Net transfers into (out of) Level 3	Ending Balance
Structured note	$ 2,480,000	$ (486,850)	$ -	$ -	$ -	$ 1,993,150
Convertible notes	225,002	300,000	1,500,000	-	-	2,025,002
Privately held equity	649,633	-	530,727	-	-	1,180,360
Preferred shares	-	221,000	750,000	-	-	971,000
SPAC equities	150,000	394,826	1,927,174	-	(1,700,000)	772,000
Total	$ 3,504,635	$ 428,976	$4,707,901	$ -	$ (1,700,000)	$ 6,941,512

4. Fixed Assets

Fixed assets consisted of the following as of December 31, 2021:

Furniture and fixtures	$	1,525,589
Equipment		1,714,727
Artwork		405,573
		3,645,889
Less:		
Accumulated depreciation-furniture and fixtures		(1,517,270)
Accumulated depreciation-equipment		(1,646,436)
Fixed assets, net	$	482,183

5. Members' Equity

On June 17, 2021, the partners of the Company exchanged their equity interest in the Company in exchange for equity interest in the Parent. On that date, the Parent became the sole member of the Company. Prior to the exchange, the Company had two classes of units, A (voting) and B (non-voting). At the time of the exchange, the Company had outstanding 110,527 voting A-units and 16,295 non-voting B-units, which were extinguished on the date of the exchange.

6. Financing

The Company has a $75 million senior revolving line-of-credit agreement with BMO Harris Bank N.A. (Harris) due April 30, 2022, on which it intermittently draws based on business needs. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and Harris at the time funds are drawn down, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2021, the Company had no outstanding borrowings under this line-of-credit agreement. The loan had a non-refundable facility fee at the rate of 0.125 percent per annum payable quarterly in advance. The Company intends to renew this line of credit at or before maturity.

7. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made $286,704 matching contributions during the year ended December 31, 2021.

8. Leases

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$	1,436,974
Variable lease cost		988,004
Short term lease cost		596,174
Total lease cost	$	3,021,152

8. Leases (continued)

Other information related to leases as of December 31, 2021 were as follows:

Weighted average remaining lease term:
    Operating leases   5.25 years

Weighted average discount rate:
    Operating leases   4.93%

Future rental lease payments under non-cancelable operating leases as of December 31, 2021, for each of the next five years and in the aggregate are:

2022	$	875,116
2023		863,629
2024		883,713
2025		903,793
2026		923,869
Thereafter		271,170
Total lease payments		4,721,290
Less imputed interest		580,029
Present value of lease payments	$	4,141,261

9. Related Party

The Company has an expense sharing agreement with Loop Capital, LLC, an affiliate. For the year ended December 31, 2021, the Company paid administrative fees for certain services and personnel necessary for the operation of the business to Loop Capital, LLC. At December 31, 2021, the Company had a payable of $2,014,000 due to Loop Capital, LLC included in due to affiliates on the statement of financial condition.

In the ordinary course of business, the Company transacts business with and incurs amounts due from and payable to other affiliates. The Company had receivables from other affiliated entities, Loop Capital Financial Consulting Services, Loop Pace Holdings, LLC, Loop Capital Investment Management, LLC, LCRE Ventures, LLC, LCM Class B Holdco, LLC, and Loop Capital Asset Management, LLC in the amount of $2,431,225. At December 31, 2021, this amount was included in due from affiliates on the statement of financial condition.

The Company has an outstanding promissory note with an employee who is also a partner of Loop Capital, LLC, which was recorded as contra equity in member's equity. Accrued interest on the promissory note is recorded in other assets on the statement of financial condition.

In September 2021, the Company's outstanding loan of $3,231,835 with Loop Capital Holdings, LLC (LCH), an affiliate, was forgiven. The loan originated from funds LCH received under the Paycheck Protection Program (PPP) under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (the CARES Act), which was enacted March 27, 2020. Under the terms between the Company and LCH, the loan is forgiven if LCH meets the eligibility for forgiveness under the provisions of the PPP.

9. Related Party (continued)

The loan proceeds were fully utilized to pay eligible expenses and LCH was notified in June 2021 by the Small Business Association (SBA) that the terms for the loan forgiveness had been met. However, the SBA may audit whether LCH qualified for the PPP loan and met the conditions necessary for forgiveness of the loan for up to six years after the loan was forgiven. Therefore, it is possible that the Company may have to repay the loan forgiven by LCH.

10. Off-Balance Sheet Arrangements

Guarantees

In December 2019, the Company's privately held equity investment entered into a loan agreement with a borrowing capacity of $4.7 million. Loop Capital Markets LLC (LCM) provided a guarantee of up to 25% of the privately held equity's obligations under the loan facility through a guaranty agreement. In accordance with ASC 460, a guarantor is required to disclose a contingent component of a guarantee only if the guarantee is probable. As the Company determined that there is no indication that the privately held equity will not repay the loan, the guarantee is not considered probable.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer, future commission merchant and other broker-dealers. Amounts due to the clearing broker, if any, and securities sold, not yet purchased, are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others.

It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk. The Company uses exchange-traded foreign currency futures to hedge interest rates and market risks associated with fixed income securities.

11. Commitments and Contingent Liabilities

The Company is an introducing broker-dealer, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be a party to, various pending and threatened legal proceedings. The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position of the Company.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subjected to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule"), which requires the maintenance of minimum "net capital". The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17. The Company's minimum net capital, as defined by the SEC Rule is equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount required by SEC Rule 15c3-1, whichever is greater.

As of December 31, 2021, the Company had net capital, net capital requirements and excess net capital of $68,530,715, $1,910,585 and $66,620,130, respectively, and its net capital ratio was 0.42 to 1. The minimum net capital may effectively restrict the payment of distributions.

13. Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date through the issued date and has determined that there were no additional subsequent events requiring adjustment or disclosure.